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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
MAR 01 2021
Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton-Hightstown Road, Suite J
(No. and Street)

(City)	(State)	08550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus — 609-799-0390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	New Jersey	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Straus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Straus Capital, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULA A. PULITI-MAXWELL
NOTARY PUBLIC OF NEW JERSEY
COMM. # 2208696
MY COMMISSION EXPIRES 2/18/2023

STATE OF NEW JERSEY NOTARY PUBLIC

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

MERCADIEN

STRAUS CAPITAL, LLC

REPORTS PURSUANT TO RULE 17a-5(d)
OF THE SECURITIES AND
EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2020

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Straus Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplementary Information

The supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercadien, P.C.
Certified Public Accountants

We have served as the Company's auditor since 2008.

Hamilton, NJ

February 24, 2021

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 418,618
Accounts receivable	338,308
Right-of-use asset	4,365
FINRA daily account	2,961
Prepaid expense and other	2,338
TOTAL ASSETS	$ 766,590

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 28,162
Lease liability	5,183
TOTAL LIABILITIES	33,345
MEMBERS' EQUITY	733,245
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 766,590

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	
Commissions	$ 774,249
Interest Income	1,184
TOTAL REVENUE	775,433
OPERATING EXPENSES	
Commissions	95,619
Professional fees	25,193
Licensing and regulatory expenses	4,586
Office supplies and expenses	1,587
Communication and computer services	8,117
Rent	25,639
Insurance	576
Travel and entertainment	4,860
Miscellaneous	14,435
TOTAL OPERATING EXPENSES	180,612
NET INCOME	$ 594,821

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Members' equity - January 1, 2020	$ 634,607
Capital Withdrawals	(496,183)
Net Income	594,821
Members' equity - December 31, 2020	$ 733,245

The accompanying notes are an integral part of this statement.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 594,821
Adjustments to reconcile net income to net cash from operating activities:		
Changes in operating assets:		
Accounts receivable	$ (181,250)	
Right of use asset	6,639	
Prepaid expenses	614	
FINRA daily account	(1,400)	
Changes in operating liabilities:		
Accrued expenses	(13,533)	
Lease liability	(5,821)	
TOTAL ADJUSTMENTS		(194,751)
NET CASH FROM OPERATING ACTIVITIES		400,070
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital withdrawals	(496,183)	
NET CASH FROM FINANCING ACTIVITIES		(496,183)
NET CHANGE IN CASH		(96,113)
CASH AT BEGINNING OF YEAR		514,731
CASH AT END OF YEAR		$ 418,618

The accompanying notes are an integral part of this statement.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a Capital Acquisition Broker registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed as a limited liability company on April 26, 2005 and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

15c3-3 Exemption

The Company claims exemption from the provisions of rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 which states that under circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions under item 24 of Part IIA, then those broker-dealers should file an exemption report and related accountant's report even though there is no related box to check on the FOCUS Report. Broker/dealers operating under the provisions of Footnote 74 of SEC Release 34-70073 should also be exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash and Cash Equivalents

For purposes of reporting on the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of ninety days or less to be cash equivalents.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful amounts is required. If amounts become uncollectible, they will be charged to net income when that determination is made.

Revenue Recognition

The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services. Revenue is recognized when earned by the investment funds.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management evaluated the Company's tax positions as of and for the year ended December 31, 2020, and has determined that there is no liability for uncertain tax positions at December 31, 2020.

The Company did not record any interest or penalties on uncertain tax positions in the accompanying statement of financial condition as of December 31, 2020, or in the accompanying statement of operations for the year then ended. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Subsequent Events

Management has evaluated subsequent events that occurred after the statement of financial condition date and through February 24, 2021, the date the financial statements were available to be issued. No items were determined by management to require disclosure in these financial statements.

B. NET CAPITAL REQUIREMENTS

The Company is a registered Capital Acquisition Broker subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2020, the Company had net capital of $399,012, which exceeded its requirements of $5,000 by $394,012.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Five investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. During the year ended December 31, 2020, the Company entered into a one-month lease agreement in order to be able to continue operations during the COVID-19 pandemic. Rental expense for the year ended December 31, 2020, was $25,639.

Future minimum lease payments under the lease are as follows:

Year ending December 31,	
2021	$ 5,357

E. CORONAVIRUS OUTBREAK – BUSINESS IMPACT

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company has been able to continue operations. The Company incurred additional rental expenses during the year ended December 31, 2020, in order to maintain operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, including collectability of receivables.

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

AS OF DECEMBER 31, 2020

CREDITS		
Members' equity		$ 733,245
DEBITS		
Accounts receivable, net of commission payable	$ 328,934	
FINRA daily account	2,961	
Prepaid expenses	2,338	
		334,233
NET CAPITAL		399,012
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$ 394,012
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 19,606

Ratio of aggregate indebtedness to net capital .0491 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(2) of RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

The Company claims an exemption from SEC Rule 15c3-3 as the Company had no obligations under 17 C.F.R. §240.15c3-3, and therefore, no computation for determination of reserve requirements was necessary.

See the accompanying Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORTS

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Straus Capital, LLC

We have reviewed management's statements included in the accompanying Exemption Report Pursuant to Rule 17a-5(d)(4), in which Straus Capital, LLC (the "Company") stated that *(a)* the Company may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3, and *(b)* the Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

Mercadien, P.C.
Certified Public Accountants

February 24, 2021

P.O. Box 7648 | Princeton, NJ 08543-7648 | 609.689.9700 | Fax 609.689.9720
LEADING BY EXAMPLE | MERCADIEN.COM

STRAUS CAPITAL, LLC

EXEMPTION REPORT PURSANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2020

Straus Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, " *Reports to be Made by Certain Brokers and Dealers* "). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3

(2) The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

I, James Straus, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: James R. Straus

Title: CEO

Date: February 24, 2021